FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.
Gustav Mahlerlaan 10 P.O. Box 12925 / HQ3091 1100 AX Amsterdam The Netherlands

Mark Webb,
Legal Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

20 December 2010

Dear Mr. Webb

ABN AMRO Holding N.V. (now RBS Holdings N.V.)
Form 20-F for the fiscal year ended December 31, 2009, Filed March 26, 2010
File No. 001-14624

Thank you for your letter of 27 September 2010.  Our responses to your comments are set out below.  All page references are to the Form 20-F for the fiscal year ended 31 December 2009.  References to ‘the Company’ and to ‘RBS NV’ are to RBS Holdings NV; ‘the Group’ means the Company and its subsidiaries.  ‘RBSG’ refers to The Royal Bank of Scotland Group plc and ‘RBS’ to The Royal Bank of Scotland plc a fellow subsidiary company.

General

1.	We note your disclosures regarding the UK Government’s Asset Protection Scheme in your Form 20-F and in your Interim Financial Report for the half year ended June 30, 2010 filed on Form 6-K.

•
Please revise future filings to provide a complete and fulsome description of the key provisions of the scheme (term, amount and nature of assets covered at each period end, contractual obligations, etc.);

•
Please revise future filings to explain how the scheme will impact future financial results and credit quality ratios and trends.  Specifically identify the ratios particularly affected and explain, if true, that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by the scheme; and

•
Please tell us in detail and revise future filings to disclose how you accounted for this transaction at inception and subsequent to inception and provide us an accounting analysis that identifies the accounting guidance that supports your treatment.  Specifically explain the amounts recognized on your balance sheet, how you measured them, any gains or losses recorded and where the amounts are presented.

The Group is not a party to the Asset Protection Scheme (APS) concluded between RBS plc and the UK Government under which RBS purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT.  The portfolio of covered assets includes assets recorded on the Group’s balance sheet but it is not entitled to benefit under this contract.  However, as disclosed in note 40 to the financial statements, the Group has purchased credit protection from RBS on those assets covered by the APS through a financial guarantee contract and a CDS.

FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.

We will revise future filings to provide a fuller description of these contracts, their effect on the financial results and credit quality and its accounting treatment as follows:

In 2009, The Royal Bank of Scotland Plc (RBS), a fellow subsidiary company entered into an agreement (the Asset Protection Scheme (APS)) with HM Treasury (HMT), acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT.  Although the portfolio of covered assets includes assets recorded on the Group’s balance sheet, the Group is not entitled to benefit under this contract.  However, the Group entered into credit protection agreements in 2009 in the form of a financial guarantee contract and credit derivative with RBS that provide full principal protection over those covered assets attributable to the Group for their remaining life.  Under the terms of these contracts, on impairment of a covered asset the Group is entitled to receive from RBS the present value of the difference between contractual and expected cash flows from the asset; subsequent reductions in the estimated lost cash flows are paid by the Group to RBS and increases paid by RBS to the Group.

The credit derivative which protects a portfolio of financial assets, principally derivative financial assets, measured at fair value with changes in fair value taken to profit or loss, meets the definition of a derivative in IAS 39 and is carried at fair value with changes in fair value reflected in profit or loss (Results from financial transactions).  The financial guarantee contract protects a portfolio of assets classified as loans and receivables.  It meets the definition of a financial guarantee contract in IAS 39 and was recorded initially at its transaction value which is being amortised to profit or loss (Fee and commission expense) over the expected remaining life of the assets in the portfolio it guarantees.

No adjustments are made to the measurement of the covered assets to reflect the protection provided by the financial guarantee contract and the credit derivative.  Impairment provisions on covered assets classified as loans and receivables are assessed and charged in accordance with the Group’s accounting policy; covered assets that are held-for-trading, designated at fair value or classified as available-for-sale continue to be measured at fair value with no adjustments to reflect the protection received.   There is no change in how gains and losses on the covered assets are recognised in the income statement or in other comprehensive income.  As a result the Group’s credit quality ratios are unaffected.

At the time an impairment loss is recognised on a covered asset classified as loans and receivables, a reimbursement asset representing the amount receivable from RBS is recognised1 in the balance sheet with a corresponding entry to profit or loss offsetting the impairment charge.

1 Under IAS 37 paragraph 53, a reimbursement right is recognised as an asset when it is virtually certain that the reimbursement will be received if the obligation for which a provision has been established is settled.  By analogy, a receivable is recognised as an asset on impairment of a covered asset as the Group is virtually certain to receive cash from RBS to the value of the loss suffered on the covered asset.

FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.

On inception of the contract in 2009, the Group paid a premium of €3.8 billion.  During 2010, the premium was revised to €3.3 billion based on refinements in the data quality and alignment of covered assets and loss expectations, which became available in the fourth quarter, the effect of which was accounted for prospectively.  The initial covered portfolio totalled €27.3 billion with an average remaining maturity of 6 years.  At 31 December 2010 the carrying values of the financial guarantee contract and the credit derivative were €x,xxx million and €x,xxx million respectively.

Analyses of the assets subject to the scheme are given below.

FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.

Covered assets
The table below provides a breakdown of covered assets by sector and asset class

31 December 2010	Residential mortgages	Consumer finance	Commercial real estate finance	Leveraged finance	Lease finance	Project finance	Structured finance	Loans	Bonds	Derivatives	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Financial institutions
Manufacturing
Natural resources
Property
Retail and leisure
Services
TMT
Transport
Personal and SME

31 December 2009	Residential mortgages	Consumer finance	Commercial real estate finance	Leveraged finance	Lease finance	Project finance	Structured finance	Loans	Bonds	Derivatives	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Financial institutions
Manufacturing
Natural resources
Property
Retail and leisure
Services
TMT
Transport
Personal and SME

Credit quality of credit risk assets
The table below analyses the credit quality of the credit risk assets by risk bands of covered assets.

FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.

	2010	2009
	€m	€m
AQ1 0% – 0.034%
AQ2 0.034% – 0.048%
AQ3 0.048% – 0.095%
AQ4 0.095% – 0.381%
AQ5 0.381% – 1.076%
AQ6 1.076% – 2.153%
AQ7 2.153% – 6.089%
AQ8 6.089% – 17.222%
AQ9 17.222% – 100%
AQ10 100%
Other

FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.

ABN AMRO is subject to enforcement risks relating to the Department of Justice’s criminal investigation of its dollar clearing activities, page 66

2.
You state in the risk factor that the U.S. Department of Justice investigation had to do with matters “all relating to activities before the Consortium Members acquired ABN AMRO.”  We are aware of a U.S. Department of Justice press release dated May 10, 2010, reporting that “(o)ver the course of a decade, ABN AMRO assisted sanctioned countries and entities in evading U.S. laws by facilitating hundreds of millions of U.S. dollar transactions.”  The press release also states that “(d)espite the institution of improved controls by ABN and its subsidiaries and affiliates after 2005, a limited number of additional transactions involving sanctioned countries occurred from 2006 through 2007”.  Please clarify for us whether any of the transactions covered by the $500 million settlement reported in the Department of Justice press release occurred after ABN AMRO was acquired by the consortium members.  Describe the illegal activities alleged to have occurred during 2006 and 2007.  Identify the sanctioned countries involved, and tell us the dollar amount of such activities relating to each sanctioned country for 2006 and for 2007.

We confirm that to the best of our knowledge none of the transactions covered by the deferred prosecution agreement between RBS NV and the US Department of Justice relate to transactions by ABN AMRO Holding NV, ABN AMRO Bank NV or any of its controlled subsidiaries that occurred after the acquisition of ABN AMRO Holding NV by RFS Holdings NV on the 17th October 2007.

57 US Dollar payments involving Cuba undertaken during 2006 and 2007 were identified and reported to OFAC - the latest of these took place on 31 January 2007. The total transaction value for these 57 payments was $487,050.37.

3.
As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please provide us with updated information on your contacts with those countries, if any, since your letter to the staff dated June 19, 2006.  Your response should describe and quantify any services or funds you have provided to individuals and institutions of the countries, directly or indirectly, since your above-referenced letter, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

Please see the response to question 4 below.

4.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets and liabilities associated with each country for the last three fiscal years and the subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with the U.S. – designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.

Introduction

RBS NV complies with all applicable international sanctions laws and regulations issued by the relevant authorities in the UK, EU and the US and by the UN, as well as any local laws and regulations applicable to affiliates and branches located in jurisdictions throughout the world.  It has adopted or may adopt policies that go beyond the requirements of applicable laws and regulations in order to ensure a consistent level of compliance globally.

The discussion and quantitative data set out below exclude those ABN AMRO businesses that have been transferred to the other RFS Holdings NV consortium members - the Dutch Government (or to Fortis NV, Fortis Bank SA/NV) and Banco Santander SA.

Physical presence

RBS NV does not have a physical presence (branch, subsidiary, affiliate, representative office or otherwise) in Cuba, Iran, Sudan or Syria (hereafter “the Subject Countries”) nor do we solicit business in these countries.

Sanctions Policy Standards

RBS NV is part of the RBSG Group.  RBSG prohibits business with the Subject Countries that would violate any regulatory requirements applicable to the relevant member of the Group. Additional compliance requirements in relation to these countries are set forth in the RBSG Sanctions Policy Standards. These standards are applicable to every part of the business in every part of the world, including RBS NV. Each employee of the Group is required to undertake training in relation to the Sanctions Policy Standards.

Iran

[**Paragraphs redacted**]

Both from a quantitative and qualitative materiality perspective, RBS NV transactions and financial services provided to entities located or organized in Iran, residents of Iran and the government of Iran are insignificant and immaterial in size, number and frequency.  For each of 2007, 2008 and 2009 revenue and period-end assets and liabilities were less than USD500,000.  We expect amounts for 2010 to be similarly immaterial. No transactions have been identified that are in breach of any applicable EU, UK or U.S. sanctions laws or regulations.

Cuba and Sudan

[**Paragraphs redacted**]

Both from a quantitative and qualitative materiality perspective, RBS NV’s transactions and financial services provided to entities located or organized in Cuba or Sudan, residents of either country, and the governments of the two countries are insignificant and immaterial in size, number and frequency.  For both Sudan and Cuba, revenue for each of 2007, 2008 and 2009 did not exceed USD250,000, period-end assets and liabilities did not exceed USD1m.  We expect amounts for 2010 to be similarly immaterial.  No transactions have been identified that are in breach of any applicable EU, UK or US sanctions laws or regulations.

FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.

Syria

[**Paragraphs redacted**]

All transactions involving Syria are conducted in compliance with currently applicable EU, UK and US sanctions laws and regulations.

Both from a quantitative and qualitative materiality perspective, RBS NV’s transactions or financial services provided to residents of Syria (including the government of these countries) are insignificant and immaterial in size, number and frequency.  In each of 2007, 2008 and 2009 revenue from Syria was less than USD1.0m and period-end assets and liabilities were less than USD50m except for liabilities as at 31 December 2007 which were approximately USD500m.  We expect amounts for 2010 to be similarly immaterial.  No transactions have been identified that are in breach of any applicable EU, UK or US sanctions laws or regulations.

Investment risks for security holders

In light of the RBS NV’s very limited and closely controlled contacts associated with the Subject Countries, and the immaterial revenues, assets and liabilities associated with them, we believe that RBS NV’s de minimis involvement with the Subject Countries does not constitute a material concern to potential or existing investors.

RBS NV’s contacts with individuals and institutions in the Subject Countries, both individually and in the aggregate, are inconsequential to the Group’s results of operations and financial condition. As a result of strict policies implemented throughout RBS NV as well as our proactive exit policy, the existing exposure toward the Subject Countries is expected to decrease in coming years

Our assessment of materiality to a reasonable investor takes into consideration the potential impact of our contacts with individuals and institutions in the Subject Countries upon our reputation and share value. We have no presence in the Subject Countries and only limited, and strictly monitored contacts with individuals and institutions connected with these countries.  We also have adequate screening and monitoring tools in place to mitigate business risks related to our existing exposure towards the Subject Countries.  Thus, we believe that RBS NV’s extremely limited involvement with the Subject Countries has not had and is unlikely to have any significant effect on the Group’s reputation or business.  We expect that a reasonable investor would consider all of these factors with respect to our contacts with the Subject Countries in making an informed investment decision.

We are aware of, and sensitive to, the sentiments that are expressed in certain legislation which has been adopted by some state legislatures in the US, as well as the content of certain universities’ endowment investment policies with respect to issuers’ activities involving the Subject Countries.  We do not believe that the effect or purpose of such state statutes or policies alter our conclusions regarding the level of investment risk arising from our limited contacts in relation to the Subject Countries.

FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.

Item 8.  Financial Information
Notes to the Consolidated Financial Statements

Note 18 – Loan Impairment Charges and Allowances, page 119

5.
We note your disclosures regarding the specific allowance for exposure to LynodellBasell Industries.  Please tell us in detail and revise future filings to provide more information concerning your relationship, exposure and changes to exposure to LyondellBasell.  Consider disclosing the nature of this relationship, the amounts of loans and any other exposure at each balance sheet date presented, the specific allowance and any other valuation adjustment at each period end, and discussion of changes and reason for changes in these amounts during the periods presented.

We will revise future filings to include the following:

LyondellBasell Industries (LB) filed Chapter 11 bankruptcy in January 2009. At the time LB entered Chapter 11, the Group’s exposure was €2.3 billion.  During 2009, the Group recorded an impairment provision charge of €548 million in respect of this exposure; the provision balance as at 31 December 2009 was €1,688 million; and the carrying value of Group’s exposure was €591 million. The Group’s exposures to LB were covered assets under the financial guarantee contract with RBS and in 2010 €197 million was returned to RBS with a corresponding charge to profit or loss.

In April 2010, LB announced that it had emerged from Chapter 11 bankruptcy protection following creditor and court approval for its Plan of Reorganisation (PoR).  Following the PoR, the Group’s retained exposure was €689 million comprising a loan of €173 million (classified as loans and receivables), a 7.2% common equity stake of €501 million (designated as at fair value through profit or loss) and equity warrants of €15 million (classified as derivatives); a reversal of impairment of €336 million was recorded in profit or loss.  The loan and equity stake were sold in December 2010.  The carrying value of the remaining LB exposure made up of warrants was €xx million at 31 December 2010.

Note 40 – Securitisations and other credit risk mitigants, page 166

6.
Please tell us and revise future filings to clearly disclose how the amounts presented in the credit derivative product companies exposure table on page 42 reconcile and relate to the amounts discussed in credit default swaps and guarantees section.

The amounts disclosed in the credit derivative product companies (CDPC) exposure table on page 42 relate to CDSs entered into for trading purposes.

On page 166 we have provided disclosures with regards to the CDSs that have been entered into for regulatory capital relief purposes.  The counterparties are financial institutions, not CDPCs.

As explained above these disclosures relate to two distinct populations of CDS counterparties.  In future filings we will enhance our disclosures so that this disctinction is clear.

FOIA Confidential Treatment Request Pursuant to Rule 83 by RBS Holdings N.V.

Item 6.  Directors, Senior Management and Employees, page 71

7.
In future filings please provide all of the information required by Item 6.A. of the Form 20-F regarding your directors and senior management, notably the business experience of the members of your managing Board disclosed on page 76.

The information required by Item 6.A. was included in the 2009 Form 20-F as set out below.  It was not however properly referenced in the Form 20-F cross reference table on page 189.

Page 76 of the 2009 20-F should be read in conjunction with pages 203-206. The following details of the Managing Boards Members are included on pages 203-206:

•	Name
•	Age
•	Nationality
•	Year of appointment to the board and the year in which their term expires
•	Their current principal responsibilities
•	Their experience within RBS NV and their prior experience before becoming a Board Member including educational background.

In future filings all information required by Item 6.A will be provided and referenced accurately in the Form 20-F cross reference table.

Item 10.  Additional Information, page 236

8.	In future filings please provide all of the information required by Item 10.B of the Form 20-F regarding your Articles of Association, notably sections 2 and 3 of Item 10.B.

The information required by Item 10.B. section 3 was included in the 2009 Form 20-F.  However it was not properly referenced in the Form 20-F cross reference table.

Page 236 of the 2009 Form 20-F should be read in conjunction with pages 197, 198 and 237.  On these pages, the different classes of shares are described as well as the provisions of the Articles of Association in respect of profit appropriation.  Please also note the the full Articles of Association were included in Form 20-F as Exhibit 1.

In future filings the information required by Item 10.B section 3 will be provided and referenced accurately in the Form 20-F cross reference table.

With regards to Item 10.B. section 2, a brief summary of the Articles of Association is included on page 236 of the 2009 Form 20-F. In future filings, we will include a more detailed summary accurate referenced in the Form 20-F cross reference table.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2009 20-F filed on 26 March 2010; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss our response, please contact me on: +31 20 464 2662.

Yours sincerely

/s/ P. van der Harst
P. van der Harst
Chief Financial Officer